Issuer Free Writing Prospectus, dated May 12, 2025

Filed Pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement, dated May 12, 2025 and the accompanying Prospectus, dated February 2, 2023

Registration Statement No. 333-269537

Lennar Corporation

$700,000,000 5.200% Senior Notes due 2030

Pricing Term Sheet

The information in this pricing term sheet supplements Lennar Corporation’s preliminary prospectus supplement, dated May 12, 2025 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Lennar Corporation

Title of Securities:	5.200% Senior Notes due 2030 (the “Notes”)

Expected Ratings*:	Baa2 (positive) (Moody’s) BBB (stable) (S&P) BBB+ (stable) (Fitch)

Aggregate Principal Amount:	$700,000,000

Public Offering Price:	99.969% of the principal amount, plus accrued interest, if any, from May 19, 2025 if settlement occurs after that date

Net Proceeds to Issuer (after underwriting discount but before estimated expenses):	$695,583,000

Trade Date:	May 12, 2025

Settlement Date**:	May 19, 2025 (T+5)

Maturity Date:	July 30, 2030

Coupon:	5.200%

Interest Payment Dates:	January 30 and July 30 of each year, commencing January 30, 2026

Yield to Maturity:	5.203%

Benchmark Treasury:	3.875% UST due April 30, 2030

Benchmark Treasury Price/Yield:	98-31+ / 4.103%

Spread to Benchmark Treasury:	T+110 basis points

Record Dates:	January 15 and July 15

Optional Redemption:	Make-whole call at T+20 basis points prior to June 30, 2030; 100% of principal amount on or after June 30, 2030, in either case, plus any accrued and unpaid interest thereon to, but excluding, the redemption date

Change of Control Triggering Event:	101% of principal, plus any accrued and unpaid interest on the Notes to, but excluding, the repurchase date

CUSIP / ISIN:	526057CY8 / US526057CYCY87

Denominations/Multiple:	$2,000 / $1,000

Joint Book-Running Managers:

BofA Securities, Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Wells Fargo Securities, LLC

BBVA Securities Inc.

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Citizens JMP Securities, LLC

Truist Securities, Inc.

Huntington Securities, Inc.

PNC Capital Markets LLC

Scotiabank Capital (USA) Inc.

TD Securities (USA) LLC

Co-Managers:	Fifth Third Securities, Inc. Regions Securities LLC Comerica Securities, Inc. Zions Direct, Inc.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time and each rating should be evaluated independently of any other rating.

**

It is expected that delivery of the Notes will be made to investors on or about May 19, 2025, which will be the fifth business day following the Trade Date (such settlement period being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act as currently in effect, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day before the Notes are delivered will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade such Notes prior to their date of delivery hereunder should consult their advisors.

Lennar Corporation and the Guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Lennar Corporation and the Guarantors have filed with the SEC, including the prospectus supplement, for more complete information about Lennar Corporation, the Guarantors and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, Lennar Corporation, the Guarantors, or any underwriter or dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Goldman Sachs & Co. LLC at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533, Mizuho Securities at 1-866-271-7403 and Wells Fargo Securities, LLC at 1-800-645-3751.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimer or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.